Neenah Enterprises, Inc.
(formerly ACP Holding Company)
2121 Brooks Avenue
P.O. Box 729
Neenah, Wisconsin 54957
August 10, 2007
VIA EDGAR AND UPS
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Re:	Neenah Enterprises, Inc. (formerly ACP Holding Company) Amendment No. 1 to Registration Statement on Form 10/A Filed on: July 30, 2007 File No.: 0-52681
Dear Ms. Long:
          This letter responds to the comments in the Commission’s letter dated August 6, 2007 to William M. Barrett, Neenah Enterprises, Inc.’s (formerly ACP Holding Company) (the “Company”) former chief executive officer and current executive chairman, relating to Amendment No. 1 to the Company’s Registration Statement on Form 10/A filed July 30, 2007 via EDGAR (“Amendment No. 1”). The staff’s comments are reproduced below and numbered in accordance with the August 6th letter. The Company’s response to each comment is noted below the comment. In this letter, “we” refers to the Company and its management generally.
          The changes described below in response to the staff’s comments are included in Amendment No. 2 to the Form 10 (“Amendment No. 2”), which is being filed herewith. We have also updated the Form 10 to include financial statements for the nine months ended June 30, 2007 and to reflect developments since Amendment No. 1, including the effectiveness of the contemplated amendments to the Company’s certificate of incorporation and bylaws and the effectuation of the contemplated 1-for-5 reverse stock split of the Company’s common stock. In addition to effecting the reverse stock split, the Company’s fourth amended and restated certificate of incorporation, which became effective on August 3, 2007, changed the Company’s name, changed its authorized capital stock and includes the other provisions described in the Form 10, as amended by Amendment No. 2. We have enclosed with the UPS copy of this letter a blackline copy of Amendment No. 2, which shows all of the changes made since Amendment No. 1.

General
1.	Please note that the registration statement should be amended to fill in all blanks. All information must be provided before we clear the filing or, should you request it, make it effective within 60 days of its filing.
RESPONSE:
          We have revised the Form 10 in numerous places to fill in blanks and provide the appropriate information.
Item 11. Description of Registrant’s Securities to be Registered, page 69
2.	Revise the first sentence to clarify that you have described all material features and provisions of the company’s capital stock and revise the discussion accordingly. Delete the phrase in the second sentence that the description is not complete.
RESPONSE:
          We have revised the Form 10 as requested. See page 69 of Amendment No. 2.
Financial Statements
Common Stock, page 69
3.	You disclose that all share and per share information was not adjusted for the stock split to be effected prior to the completion of this offering. If the reverse split occurs before the effectiveness date of this registration statement, we remind you that you will need to revise your historic financial statements and related disclosures pursuant to SAB Topic 4C. If the reverse split occurs after the effectiveness of this registration statement, please provide pro forma information reflecting the effect of the stock split.
RESPONSE:
          We have revised the financial statements and related disclosures to reflect the reverse stock split.
* * * * *
The Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please let me know if you have questions or if we can be helpful in any other way. I can be reached via phone: (920) 729-3607; fax: (920) 729-3633; or email: glachey@nfco.com.
Very truly yours,
NEENAH ENTERPRISES, INC.
Gary W. LaChey
Corporate Vice President — Finance,
 Treasurer, Secretary and Chief Financial
 Officer
cc:	Dorine H. Miller William M. Barrett Robert E. Ostendorf, Jr. Bruce C. Davidson

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